UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

São Paulo, August 11, 2020. Linx S.A. (B3: LINX3 and NYSE: LINX), announces its consolidated results for the second quarter of 2020 (2Q20). Our operating and financial information is presented based on consolidated figures, as per the Brazilian Corporate Law (Lei das S.A.) and accounting practices issued by the Accounting Pronouncements Committee (CPC) and International Financial Reporting Standards (IFRS).

2Q20 Highlights

Subscription Revenue	Total Recurring Revenue (RR) Mix
+16.6% YOy | +5.9% qoq	14.3% linx digital |13.1% linx pay
Adjusted EBITDA	Adjusted EBITDA Margin
+25.9% YOy | +47.7% qoq	28.2% | +870 bps qoq
Adjusted Net Income	Customer Retention Rate
BRL 12.0 Million	99.0%

Linx Core | +11% YoY Total RR
Delivery App: Total RR 2x higher vs 2Q19 | 3,500 clients in Jun/20 vs 2,100 in Mar/20
Linx Franchisees: 334 franchisees in Jun/20, +43 franchisees in 2Q20 | 30% of 2Q20´s new activations
Millennium: Total RR grew 75% vs 2Q19 | 43% more new projects vs 1Q20
Hiper: Total RR grew 43% vs 2Q19 | customer base 43% higher vs Jun/19 | 590 retailers at Mercado Livre

Linx Digital | +29% YoY total rR
Clients: for the first time, Linx's biggest customer is a retailer with Linx Digital solutions
Linx Commerce: Total RR 2x higher vs 2Q19 | development with OMNI functions for the middle market
GMV: 3x higher since the acquisition of the platform (Jun/18) | +141% higher in Jun/20 vs Jun/19, Linx's historic record
Linx Impulse: Total RR grew 28% vs 1Q20 | 63% of Linx Digital´s Total RR
OMNI OMS: 5,900 stores to roll-out | 8% of Linx Digital´s Total RR
Pharmacies: +100 Linx Commerce customers with the possibility of integration into B2W's marketplace
Partnerships: 306 retailers published inventories on marketplaces through signed partnerships (excluding Hiper)
Linx Digital Partners: beginning of agencies homologation for selling Linx Digital solutions, 10 partners in 2Q20

Linx Pay | +10% YoY TOTAL RR
TEF: 55% of Linx Pay´s Total RR
Payment Link: 12,000 registered clients in Jun/20 vs 6,000 in May/20
Gateway: 2,500 customers using a Linx e-commerce payment solution
QR Code: 3,700 customers with the QR Code already integrated with Linx's ERP, 1.7x higher vs Dec/19

conference call August 12 | 10:00 (EST) or 11:00 (BRT) |+1 412 717.9627 or +1 844 204.8942 | Password: LINX | Click here

investor relations ir.linx.com.br | ir@linx.com.br

1

TO OUR SHAREHOLDERS

During the second quarter of 2020, Brazil experienced its most intense period of social distancing to date, including measures to close commercial establishments not connected to essential services, impacting a large part of our customer base.

Linx turned the crisis into an opportunity through its ability to generate value for the retailer with its end-to-end platform, providing in many cases technologies that guaranteed the continuity of operations, especially with the offering of Linx Digital solutions. As a result, we have seen a sharp acceleration in the digital transformation process in recent months. In addition to partnerships with the most relevant marketplaces in Brazil, Linx launched new offers such as Linx Commerce for Pharmacies with 60,000 pre-registered SKUs, integration with the B2W marketplace, and with go-live in about 3 days after signing the contract. Other existing solutions had a huge increase in demand, such as the Neemo application that was expanded to also serve convenience stores and the Payment Link that can be sent to the customer to make the payment for a purchase via messaging applications and is already integrated with the store's ERP.

Initiatives launched by the end of June include Linx Gestão de Fluxo, which can calculate the occupancy of environments such as stores and shopping malls and PinPag's partnership with the Associação Paulista de Medicina (APM), offering the payment solution for doctors. Linx also started this quarter the first pilot project with the e-commerce platform development with omni capabilities to also serve the average Brazilian retailer.

All of this is only possible due to Linx's constant investment in R&D, allowing the Company to always be prepared to face new contingencies and have the capacity to adapt its products and services in an agile and assertive manner. This strategy also allows the capture of customers through multiple entry doors and increased cross-sell potential, reinforced with the expansion of the number of franchisees and partnerships with agencies to increase the touchpoints with the retailer.

As a result, Linx demonstrated the resilience of its business through the SaaS model, based on recurring revenue. In addition, the Company did not record material impacts on churn during the quarter due to the differentiated profile of its customer base, in addition to the low representativeness of monthly fees charged on retailers' billing. There were, however, negotiations analyzed on a case-by-case basis over the maturity of the invoices, according to the relationship with each client, totaling in the quarter a volume of payment delays of BRL 54 million, of which 42% were paid on time, 45% not yet due and 13% are in the renegotiation phase. As a result, allowance for doubtful accounts reached BRL 5.1 million in 2Q20, representing 2.4% of net revenue, an expansion of 80 bps compared to the previous quarter.

It is important to note that the Crisis Committee created in mid-March continues to operate to monitor the impacts of COVID-19. In addition to the various measures to protect all our employees and internal awareness campaigns, Linx adopted several measures to preserve cash, which was positively reflected in the quarterly evolution of costs and expenses and in the expansion of the EBITDA margin in the period.

We continue to operate normally and reaffirm our commitment to the long term, ensuring the safety of our team, service to customers and suppliers, and consequently, to the business. We follow our company acquisition strategy with a focus on solutions that complete our portfolio of solutions for small businesses and cross-sell to Linx Core customers. Thus, we continue to invest in innovation and in our team, which has brought important recognition to Linx, according to research by IDC and Institutional Investor highlighted below, in pursuit of our goal to bring people and technology even closer together through passionate shopping experiences around the world. As always, we appreciate your trust and remain at your disposal.

Alberto Menache & Linx Team

#soulinx

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Subsequent event

According to the material fact of August 11, 2020, on that same date, the Association and Other Covenants Agreement (“Association Agreement”) was signed by the Company, by STNE Participações S.A. (“STNE”), and by STONECO LTD. (“StoneCo”), parent company of STNE, with the intervention and consent of other third parties, which deals with the combination of the business of the Company and STNE (“Transaction”).

1.       On August 11, 2020, the Company, STNE Participações S.A. (“STNE” and, jointly with Linx, the “Companies”), and STONECO LTD. (“StoneCo”), controlling shareholder of STNE, and other parties as intervening and consenting parties, entered into a Joint Venture and Other Covenants Agreement (“Joint Venture Agreement”), which involves the combination of the Company’s and STNE’s businesses (“Transaction”).

2.       The execution of the Joint Venture Agreement was approved by the Board of Directors of Linx in a meeting held on August 10, 2020.

3.       Upon the satisfaction of the conditions set forth in the Joint Venture Agreement, the Board of Directors of Linx, after the execution of the Merger of Shares Protocol and Justification (“Protocol”), shall meet in due course to (a) detail its recommendation to the shareholders of the Company concerning the Transaction; and (b) call a general shareholders’ meeting to deliberate the terms of the Transaction.

Transaction Structure

4.       As per the Joint Venture Agreement, the parties have agreed that the combination of the operations of STNE and Linx will be implemented by means of (i) the merger of all of Linx’s issued and outstanding shares by STNE (“Merger of Shares”), with attribution, to the shareholders of Linx, of the mandatorily redeemable class A and class B preferred shares issued by STNE; and (ii) the redemption of all the newly issued mandatorily redeemable preferred shares of STNE (“Redemption of Shares”), upon the payment of an amount in cash and the delivery of class A shares of StoneCo, traded on the NASDAQ - Nasdaq Stock Market.

5.       Upon the approval of the Merger of Shares, new mandatorily redeemable class A and class B preferred shares of STNE will be attributed to the shareholders of Linx, with the attribution of one (1) mandatorily redeemable class A preferred share and one (1) mandatorily redeemable class B preferred share issued by STNE for each one (1) common share issued by Linx (“New Shares”). The New Shares will have the same rights and benefits attributed to it in the Bylaws of STNE.

6.       Immediately after the implementation of the Merger of Shares, the Redemption of Shares shall occur as follows:

(a)       each one (1) Class A preferred share of STNE will be redeemed upon the payment, in a single installment, to its holder, of BRL 30.39 updated pro rata die based on the CDI variation as from the sixth (6th) month counted as of the execution date of the Joint Venture Agreement until the date of the actual payment; and

(b)       each one (1) Class B preferred share of STNE will be redeemed upon delivery, to its holder, of 0.0126774 class A shares of StoneCo, traded on the NASDAQ.

7.       The shares exchange ratio agreed by the parties attributes the price per share of the Company of BRL 33.76.

8.       The Protocol may establish alternatives for the combination of a portion in cash or in class A shares of StoneCo, provided that the disbursement of BRL 5.4 billion and the delivery of 2,269,802 class A shares of StoneCo are respected.

9.       The holders of American Depositary Receipts (“ADRs”) backed by shares issued by Linx will be entitled to receive Class A shares of StoneCo, utilizing the same share exchange ratio. To this extent, STNE and StoneCo will take the measures to register the Transaction (or the waiver of such registration, as applicable) jointly with the Securities and Exchange Commission in the USA. Once the Transaction has closed, the shares and the ADRs issued by Linx will cease to be negotiated on the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange - NYSE, respectively.

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Conditions Precedent to the Transaction

10.       The closing of the Transaction is subject to the verification of usual conditions precedent for transactions of this nature, including, without limitation, (i) the approval of its consummation by the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE) in a definitive form; (ii) effectiveness of a registration statement on Form F-4 of StoneCo, in accordance with the US Securities Act of 1933; (iii) the approval, by the shareholders of Linx, of the (a) waiver of the application of Article 43 of the bylaws of Linx, related to the occasional obligation of STNE to perform a public offer of Linx as a result of the Transaction; (b) waiver of the adhesion of STNE to the Novo Mercado listing level of B3; and (c) Merger of Shares, including, but not limited to the Protocol and the respective appraisal report; and (iv) the approval, by the shareholders of STNE, of the (a) Merger of Shares, including, but not limited to the Protocol and the respective appraisal report; and (b) Redemption of Shares, as a subsequent and interdependent act of the Merger of Shares. The approval by the shareholders of Linx shall also require the approval of a majority of the shareholders that hold free float Company shares and attending the general shareholders’ meeting of the Company that will deliberate on the Transaction, in accordance with the terms of the single paragraph of article 46 of the Novo Mercado Regulation, as well as the approval of at least half of the Company’s voting shares, as per paragraph 2 of article 252 of the Brazilian Corporate Law.

11.       The Joint Venture Agreement may be terminated in case certain conditions are not satisfied.

Exclusivity and Compensatory Fine

12.       In accordance with the terms of the Joint Venture Agreement, the Company assumed an exclusivity commitment with the Stone Group to consummate the Transaction, provided, however, that certain managers of the Company shall be able to receive and analyze binding and unsolicited proposals from third parties. In case a concurrent transaction with a third party is completed, the Company will be responsible to pay a compensatory fine to STNE of BRL 605 million.

13.       If the Transaction is not approved by the shareholders of Linx in the general shareholders’ meeting to be called, the Company will be required to pay to STNE a compensatory fine equivalent to 25% of the compensatory fine described in item 12 above. If a concurrent transaction is accepted, approved or entered into by Linx or its shareholders with a third party and announced or disclosed up until the date of the abovementioned general shareholders’ meeting and such a concurrent transaction is concluded in up to 12 months counted as of the date of such a shareholders meeting, the Company shall pay an additional compensatory fine to STNE equivalent to 75% of the compensatory fine described in item 12 above.

14.       In case the CADE approval for the Transaction is not obtained, STNE shall be obligated to pay a compensatory fine to Linx in an amount equivalent to BRL 605 million.

15.       In case of a breach by any of the parties of its respective obligations that results in the termination of the Joint Venture Agreement, Linx or STNE will pay a compensatory fine to the innocent party in an amount equivalent to BRL 605 million.

Other Commitments

16.       For purposes of the Transaction, the founding shareholders of Linx, on the one side, and the controlling shareholders of STNE, on the other side, have entered into a Voting Commitment and Assumption of Obligations, which provides for the vote in the general shareholders’ meeting in favor to approve the Transaction. Additionally, during the term of the Voting Commitment, the founding shareholders of Linx have committed not to transfer or in any form dispose of their shares of Linx, as the case may be.

17.       In addition to the Joint Venture Agreement and to the Voting Commitment, and as a condition proposed by STNE as an essential element of the Transaction, STNE entered into compensated non-competition and non-solicitation commitments with founding shareholders that hold key management positions of the Company and a proposal to hire the current Chief Executive Officer of the Company to continue to render services to the Stone Group, in both cases with effects conditioned to the conclusion of the Transaction.

18.       Up until the consummation date of the Transaction, the Companies will continue to operate independently.

Withdrawal Right

19.       The Company informs that the Merger of Shares will trigger a withdrawal right to the dissenting shareholders of the Company. The details on the exercise of the withdrawal right, including the value of the reimbursement, will be communicated to the market in due course.

4

EXTERNAL RESEARCHES

iNSTITUTIONAL INVESTOR

Institutional Investor announced in 2Q20 the annual results of its survey with the participation of more than 600 analysts and investors from around the world to choose the best professionals, IR (Investor Relations) programs, analyst days and ESG (Environmental, Social and Governance) metrics from different industries. Among the companies in the Technology, Media and Telecommunications industry based in Latin America, Linx appeared prominently in the rankings of Best CEO, Best CFO, Best IR Professional, Best IR Program, Best IR Team, Best Analyst Day and Best ESG metrics, both in the General ranking and SmallCap ranking. In the latter, it came first in all these categories.

IDC (International Data Corporation)

IDC released its annual study on the Brazilian retail software market, with results for 2019. According to the study, the estimated “total addressable market” (TAM) reached BRL 10.6 billion, +6.0% vs 2018. Total revenue from retail management software (POS and ERP) in 2019 was BRL 1.5 billion, +12.2% vs. 2018 and a 14.1% penetration of TAM. Linx's market share reached 45.6% in 2019, +340 bps vs 2018 and +1,660 bps over the 29% announced in its IPO at B3 in 2013, strengthening its position as the market leader in Brazil, year after year. Still according to the study, Linx's participation in 2019 was greater than the sum of the participation of the second, third, fourth and fifth placed. The main competitors showed stabilization or decline in their positions vs 2018.

In the e-commerce solutions market1, also according to IDC, Linx reached 13.7% market share in 2019, +150 bps vs 2018, maintaining its position as the second largest player in the Brazilian market with the highest annual growth among the main competitors. First place reached 20.8% market share in 2019 (19.4% in 2018). Total revenue from e-commerce solutions in 2019 was BRL 0.6 billion, +25.5% vs. 2018 and a 5.8% penetration of TAM. These data are the result of Linx's solid investment in the continuous improvement of its offerings and adaptation to market trends. Linx reaffirms its focus on customer satisfaction, reinforcing its differentiated end-to-end platform that broadly meets the needs of retailers in the Brazilian market.

1. The IDC e-commerce study began in 2018.

5

OPErating and financial Results

operating performance

At the end of 2Q20, Linx achieved a 99.0% customer retention rate, the same level as in the previous quarter despite the COVID-19 scenario.

Linx's largest customer represented 1.6% of recurring revenue in the quarter. For the first time in the Company's history, this position was held by a retailer with Linx Digital solutions. In addition, the 100 largest customers represented 30.9% of 2Q20 recurring revenue. The high customer retention rate and low customer concentration reflect our broad, diversified and loyal customer base.

OPErating revenues

BRL ‘000	2Q20	2Q19	YoY	1Q20	QoQ	1H20	1H19	Δ%
Total recurring revenue	213,130	188,201	13.2%	202,176	5.4%	415,306	368,716	12.6%
Subscription revenue	207,801	178,246	16.6%	196,284	5.9%	404,085	348,016	16.1%
Royalties	5,330	9,954	-46.5%	5,892	-9.5%	11,221	20,700	-45.8%
Consulting service revenue	33,163	30,794	7.7%	35,481	-6.5%	68,644	52,770	30.1%
Gross Operating Revenues	246,293	218,995	12.5%	237,657	3.6%	483,950	421,486	14.8%
Sales taxes¹	(24,468)	(21,880)	11.8%	(23,743)	3.1%	(48,211)	(41,629)	15.8%
Cancellations and rebates	(8,374)	(4,464)	87.6%	(5,383)	55.6%	(13,757)	(10,401)	32.3%
Net Operating Revenues	213,451	192,651	10.8%	208,531	2.4%	421,982	369,456	14.2%

1- Includes Social integration program – PIS, Social security financing contribution – COFINS, Service tax – ISS, INSS and others.

Subscription revenue reached BRL 207.8 million in 2Q20, representing 84% of gross operating revenue, +16.6% vs 2Q19 and +5.9% vs 1Q20, despite the effects of COVID-19. These increases demonstrate the resilience of the business model based on recurring revenue (SaaS), in addition to the importance of offering an end-to-end platform that guarantees multiple entry points for Linx solutions, something that was intensified in the quarter with the acceleration of the retailers' digital transformation process. We highlight that more than 60% of subscription revenue comes from all cloud offers. The fastest growing offers are: Linx Commerce, Big Retail and Linx Impulse. On the other hand, we continue with the strong reduction in the transfer of Rede to Linx during 2Q20 due to the compression of margins in the segment and the GMV reduction recorded since the second half of March.

In 2Q20, subscription revenue organic growth was 3.2%. The acceleration against the 2.0% growth registered in 1Q20 is mainly explained by the digital transformation process that intensified the adhesion to Linx's end-to-end platform solutions even in a more challenging economic scenario.

Royalties revenue reached BRL 5.3 million in 2Q20, -46.5% vs 2Q19 and -9.5% vs 1Q20. As in previous quarters, these declines reflect the increased contribution of SaaS offers to the Company's new sales. It is important to note that the new SaaS offers, which generate subscription revenue and are cloud-based, mostly do not charge royalties.

In 2Q20, total recurring revenue reached BRL 213.1 million, +13.2% vs 2Q19 and +5.4% vs 1Q20. In the quarter, Linx Core represented 72.5% of total recurring revenue, while Linx Digital and Linx Pay Hub reached 14.3% and 13.1%, respectively. The variation compared to 1Q20 is explained by the higher demand for Linx Digital solutions in the quarter, considering the accelerated search for new digital solutions due to the temporary closing of stores in the quarter due to COVID-19.

6

Consulting service revenue reached BRL 33.2 million in 2Q20, +7.7% vs 2Q19, largely reflecting the contribution of companies acquired in the period, in addition to the greater number and size of implementation projects, mainly involving new customers and Linx Digital solutions (OMS and e-commerce platform). In relation to 1Q20, consulting service revenue decreased 6.5% mainly due to the stabilization in the number of OMS projects in the quarter with the greater demand for solutions with accelerated implementation in a more challenging scenario for retailers, in addition to the lower volume of new implementation projects mainly in the Big Retail and Apparel verticals.

Deferred short and long-term revenues on the balance sheet (service revenue already billed, but not recognized, given that the service has not yet been provided) totaled BRL 32.9 million at the end of 2Q20. In the following months, as the services are provided, these revenues will be duly recognized.

operating expenses

BRL ‘000	2Q20	2Q19	YoY	1Q20	QoQ	1H20	1H19	Δ%
Net Operating Revenues	213,451	192,651	10.8%	208,531	2.4%	421,982	369,456	14.2%
Cost of services provided	(51,094)	(49,039)	4.2%	(57,959)	-11.8%	(109,053)	(95,962)	13.6%
% NOR	23.9%	25.5%	-150 bps	27.8%	-390 bps	25.8%	26.0%	-10 bps
General and administrative expenses (ex-depreciation and amortization)	(44,377)	(37,837)	17.3%	(44,015)	0.8%	(88,392)	(70,527)	25.3%
% NOR	20.8%	19.6%	120 bps	21.1%	-30 bps	20.9%	19.1%	190 bps
Depreciation and amortization	(38,917)	(31,590)	23.2%	(36,362)	7.0%	(75,279)	(55,938)	34.6%
% NOR	18.2%	16.4%	180 bps	17.4%	80 bps	17.8%	15.1%	270 bps
Selling expenses	(39,088)	(36,081)	8.3%	(36,697)	6.5%	(75,785)	(71,406)	6.1%
% NOR	18.3%	18.7%	-40 bps	17.6%	70 bps	18.0%	19.3%	-140 bps
Research and development	(25,143)	(20,113)	25.0%	(29,552)	-14.9%	(54,695)	(38,485)	42.1%
% NOR	11.8%	10.4%	130 bps	14.2%	-240 bps	13.0%	10.4%	250 bps
Other operating revenues (expenses)	(4,260)	6,420	n.a.	(2,964)	43.7%	(7,224)	12,610	n.a.
% NOR	2.0%	3.3%	530 bps	1.4%	-340 bps	1.7%	3.4%	-510 bps

Note: We highlight the account of “Depreciation and amortization” (BRL 14,715 thousand), that makes “Cost of services provided” to be presented as BRL 51,094 thousand in 2Q20 (BRL 65,809 thousand less BRL 14,715 thousand). The same concept was applied in the other compared quarters.

Cost of services provided reached BRL 51.1 million in 2Q20, -150 bps and -390 bps as a percentage of NOR vs 2Q19 and 1Q20, respectively. These developments are explained mainly by the cash preservation measures adopted since the second half of March in the face of the COVID-19 scenario. Among the measures, we highlight: (i) personnel structure review carried out in June; (ii) freezing of contracts and promotions; (iii) employee vacations in April and May; and (iv) union agreements for the temporary suspension of payment of certain benefits. As a result, gross margin was 76.1% in 2Q20, an expansion of 390 bps vs 1Q20 and 160 bps vs 2Q19.

7

General and administrative expenses (ex-depreciation and amortization) increased by 120 bps as a percentage of NOR compared to 2Q19, mainly due to: (i) consolidation of PingPag and Neemo costs, both acquired in 1Q20, in addition to SetaDigital, Millennium and Hiper, acquired in 4Q19, 3Q19 and 2Q19, respectively; (ii) a donation of BRL 1.0 million to the BNDES Salvando Vidas Project, the amount of which will be applied to the front line of the pandemic; (iii) expenses related to the SOX rules adaptation project to be concluded in December 2020. In relation to 1Q20, general and administrative expenses decreased by 30 bps as a percentage of NOR mainly due to (i) lower building expenses with the offices of Linx due to the renegotiations carried out in the context of COVID-19; and (ii) lower expenses related to the staff as a result of the initiatives adopted during the quarter.

Depreciation and amortization expenses increased by 180 bps and 80 bps as a percentage of NOR vs 2Q19 and 1Q20, respectively. These developments occurred mainly due to the effects of the adoption of IFRS16 with the increased use of public cloud, besides the higher amortization of intangible assets resulting from the acquisition of companies in the period. The amortization schedule for acquisition intangible assets (PPA) and fiscal goodwill can be found in Attachment V.

Sales and marketing expenses decreased by 40 bps as a percentage of NOR compared to 2Q19 largely due to the cash preservation measures adopted since March. In addition to the initiatives linked to the staff, as mentioned above, we highlight: (i) postponement or cancellation of conventions and events; (ii) reduction in travel and accommodation expenses; (iii) less hiring of third parties with the prioritization of the Company´s own labor force through the reallocation of employees from areas with less demand. Compared to 1Q20, sales and marketing expenses increased by 70 bps, largely due to the adjustment of the personnel structure carried out in June. We highlight that we continue to invest in commercial teams to reinforce the cross selling of new offers connected to Linx Digital and Linx Pay Hub. In this context, we ended the quarter with 334 Franchises and started the approval of Branches for the sale of Linx Digital solutions, reaching 10 partners at the end of the period.

Research and development (R&D) expenses, when compared as a percentage of NOR, increased by 130 bps mainly due to the consolidation of the five companies acquired in the period, as mentioned above. In the past year, we have also intensified investments in R&D teams to strengthen the portfolio of new offers connected mainly to Linx Digital and Linx Pay Hub. Compared to 1Q20, research and development expenses decreased by 240 bps. In addition to the measures related to the staff, as mentioned previously, we highlight: (i) reduction of expenses with travel and accommodation; and (ii) less hiring of third parties with the prioritization of the Company´s own labor force through the reallocation of employees from areas with less demand.

The allowance for doubtful accounts, allocated to Other operating revenues (expenses), reached BRL 5.1 million in 2Q20, representing 2.4% of net operating revenue, an expansion of 80 bps compared to the previous quarter. It is worth mentioning that Linx constitutes the allowance for doubtful accounts monthly considering the history of losses by maturity range and expected losses for securities receivable from customers that comprise the accounts receivable outstanding. In the COVID-19 scenario, we had negotiations analyzed on a case-by-case basis over the maturity of invoices, according to the relationship with the client, totaling in June a volume of payment delays of BRL 54 million, of which 42% were paid within the deadline, 45% not yet due and 13% are in the renegotiation phase.

8

In 2Q20, BRL 8.4 million was capitalized as investment with R&D, -47.2% and +13.7% vs 2Q19 and 1Q20, respectively. In the quarter, Linx Core represented 73.3% of capitalized R&D, while Linx Digital and Linx Pay reached 15.2% and 11.5%, respectively. This amount is mainly linked to the innovation initiatives to adapt Linx's ERPs to the omnichannel concept, in addition to investments in an e-commerce platform and new solutions to reinforce the Linx Pay Hub's financial services portfolio. We have consolidated our position as the main supplier of an end-to-end platform, 100% integrated and which allows the retailer to become omnichannel. In addition, Linx has invested to enter new markets, seeking new customer profiles when investing in future opportunities related to Big Data and Intelligence.

EBITDA AND EBITDA margin

BRL ‘000	2Q20	2Q19	YoY	1Q20	QoQ	1H20	1H19	Δ%
Net income (loss)	2,802	12,468	-77.5%	(9,054)	n.a.	(6,252)	29,648	n.a.
(+) Income and social contribution taxes	3,745	3,219	16.3%	867	331.9%	4,612	9,612	-52.0%
(+) Net financial result	4,025	8,724	-53.9%	9,169	-56.1%	13,194	10,488	25.8%
(+) Depreciation and amortization	38,917	31,590	23.2%	36,362	7.0%	75,279	55,938	34.6%
EBITDA	49,489	56,001	-11.6%	37,344	32.5%	86,833	105,686	-17.8%
Net Operating Revenues	213,451	192,651	10.8%	208,531	2.4%	421,982	369,456	14.2%
EBITDA Margin	23.2%	29.1%	-590 bps	17.9%	530 bps	20.6%	28.6%	-800 bps
Organizational restructuring[1]	4,275	-	n.a.	816	423.9%	5,091	-	n.a.
Stock options plan	3,063	-	n.a.	-	n.a.	3,063	-	n.a.
Prepayment of receivables[2]	1,588	-	n.a.	1,294	22.7%	2,882	-	n.a.
M&A expenses[3]	1,030	-	n.a.	825	24.9%	1,855	-	n.a.
Donation for the Salvando Vidas project[4]	1,000	-	n.a.	-	n.a.	1,000	-	n.a.
NYSE IPO expenses[5]	883	-	n.a.	549	60.9%	1,432	-	n.a.
Net partial earn-out reversion[6]	(1,037)	(8,100)	-87.2%	-	n.a.	(1,037)	(11,800)	-91.2%
Adjusted EBITDA	60,291	47,901	25.9%	40,827	47.7%	101,118	93,886	7.7%
Adjusted EBITDA margin	28.2%	24.9%	340 bps	19.6%	870 bps	24.0%	25.4%	-150 bps

Notes: (1) Organizational restructuring carried out at the beginning of the year and in June 2020. (2) Impact of the prepayment of receivables offered by Linx Pay Hub, considering that this revenue is allocated to the Financial Result, below EBITDA. (3) Expenses related to the due diligence process of acquired companies, in addition to higher temporary rental expenses until the moving of the acquired company's team to the Linx office in São Paulo. (4) Donation to the BNDES Salvando Vidas project. The amount collected will be applied to the frontline of coping with the pandemic of COVID-19, that is, in the acquisition of material, supplies and protective equipment for doctors, nurses and other health professionals who work in hospitals. (5) Expenses related to Linx's IPO on the NYSE and consultancy to adapt to SOX rules. (6) Of the total purchase price we pay for the acquired companies, a portion is paid through earn-outs, subject to the achievement of financial and operational goals. When these goals are not achieved by the acquired companies, there is a reversal of earn-out in the period.

In this quarter, we had non-recurring expenses totaling BRL 10.8 million, mainly involving: (i) initiatives linked to the adjustment in the staff of the Linx Core, Pay Hub and Digital teams; (ii) the Company's stock option plan; (iii) impact of revenue from prepayment of receivables offered by Linx Pay Hub, amount allocated to the financial result; and (iv) net earn-out reversal involving a company acquired by Linx three years ago. Accordingly, adjusted EBITDA reached BRL 60.3 million in the quarter, 25.9% and 47.7% higher than the adjusted EBITDA in 2Q19 and 1Q20, respectively.

The adjusted EBITDA margin was 28.2% in the quarter, the highest level since 4Q14, +340 bps and +870 bps vs 2Q19 and 1Q20, respectively. We highlight the contribution of recurring revenue in the quarter as a result of the acceleration of the retailers' digital transformation process. Additionally, the developments are explained by: (i) initiatives linked to the adjustment of the staff; (ii) lower building expenses with offices due to the renegotiations carried out; (iii) postponement or cancellation of conventions and events; and (iv) reduction in travel and accommodation expenses. We believe that the cash preservation initiatives adopted since the second half of March will continue to generate efficiencies in the coming quarters.

9

NET FINANCIAL RESULT

BRL ‘000	2Q20	2Q19	YoY	1Q20	QoQ	1H20	1H19	Δ%
Net financial result	(4,025)	(8,724)	-53.9%	(9,169)	-56.1%	(13,194)	(10,488)	25.8%
Financial revenues	8,965	8,655	3.6%	12,622	-29.0%	21,587	20,522	5.2%
Financial expenses	(12,990)	(17,379)	-25.3%	(21,791)	-40.4%	(34,781)	(31,010)	12.2%

Linx's net financial result reached -BRL 4.0 million in 2Q20, +BRL 4.7 million and +BRL 5.1 million vs 2Q19 and 1Q20, respectively. Despite the repurchase of shares issued by the Company and the gradual reduction of the CDI over the period, these developments were mainly benefited by higher revenues originated from the prepayment of receivables from Linx Pay, reduction of the effective interest rate on the loan with BNDES and higher discounts obtained as a result of the cash preservation measures adopted as of the second half of March in the face of the COVID-19 scenario. Additionally, it is worth noting that the 2Q19 net financial result was negatively impacted by the exchange rate variation on the portion of funds raised abroad with the global share offering in June 2019.

NET income (loss)

BRL ‘000	2Q20	2Q19	YoY	1Q20	QoQ	1H20	1H19	Δ%
Net income (loss)	2,802	12,468	-77.5%	(9,054)	n.a.	(6,252)	29,648	n.a.
Organizational restructuring[1]	4,275	-	n.a.	816	423.9%	5,091	-	n.a.
Stock options plan	3,063	-	n.a.	-	n.a.	3,063	-	n.a.
M&A expenses[2]	1,030	-	n.a.	825	24.9%	1,855	-	n.a.
Donation for the Salvando Vidas project[3]	1,000	-	n.a.	-	n.a.	1,000	-	n.a.
NYSE IPO expenses[4]	883	-	n.a.	549	60.9%	1,432	-	n.a.
Net partial earn-out reversion[5]	(1,037)	(8,100)	-87.2%	-	n.a.	(1,037)	(11,800)	-91.2%
Adjusted net income	12,016	4,368	175.1%	(6,864)	n.a.	5,151	17,848	-71.1%

Notes: The adjustments presented here do not consider the impacts of income tax and social contribution on Net Income (Loss), they are presented in accordance with the amounts shown in this document for the purpose of comparability. (1) Organizational restructuring carried out at the beginning of the year and in June 2020. (2) Expenses related to the due diligence process of acquired companies, in addition to higher temporary rental expenses until the moving of the acquired company's team to the Linx office in São Paulo. (3) Donation to the BNDES Salvando Vidas project. The amount collected will be applied to the frontline of coping with the pandemic of COVID-19, that is, in the acquisition of material, supplies and protective equipment for doctors, nurses and other health professionals who work in hospitals. (4) Expenses related to Linx's IPO on the NYSE and consultancy to adapt to SOX rules. (5) Of the total purchase price we pay for the acquired companies, a portion is paid through earn-outs, subject to the achievement of financial and operational goals. When these goals are not achieved by the acquired companies, there is a reversal of earn-out in the period.

Adjusted net income was BRL 12.0 million in 2Q20, +BRL 7.6 million vs 2Q19 and +BRL 18.9 million vs 1Q20. These positive variations are mainly explained by: (i) significantly less net earn-outs reversal, involving only one acquired company; and (ii) adjustment in the staff made in June 2020. Additionally, the evolution compared to 2Q19 is explained by the exchange rate variation on the share of funds raised abroad with the global stock offering in June 2019, affecting the comparison basis. These effects more than offset the acquisitions of companies and the consolidation of the respective cost structures, in addition to the repurchases of shares issued by Linx.

10

cash generation and net cash

In 2Q20, the Company's cash balance and financial investments reached BRL 630.2 million, BRL 495.2 million below 2Q19, mainly due to the disbursement resulting from the acquisition of companies and the execution of the repurchase program of the shares issued by the Company, offsetting the inflow of funds raised abroad with the global share offering made in June 2019. Additionally, the average cash return was 89.2% of the CDI in the quarter.

The Company's gross debt ended 2Q20 at BRL 417.3 million, -3.4% vs 1Q20, comprising loans with BNDES in the amount of BRL 201.6 million, accounts payable for acquisitions of assets and subsidiaries totaling BRL 106.5 million, leasing in the amount of BRL 109.2 million, as it is necessary to measure and recognize the Company's leases at present value. The average cost of debt in the quarter was 117.5% of the CDI.

The Company's net cash in 2Q20 was BRL 212.9 million. Excluding the leasing-related amount from gross debt, resulting from IFRS16, and the net earn-out of accounts payable for acquisitions, Linx's adjusted net cash would be BRL 400.3 million. For an overview of the movements of the total cash flow (cash and equivalents + short-term investments), the statement of total cash flow can be found in Attachment III.

As a subsequent event, we highlight the receipt on July 30, 2020 of the last installment of the loan agreement signed with BNDES in December 2018, in the amount of BRL 107.9 million. Most of this amount will be allocated to infrastructure, R&D, training, marketing and sales.

Notes: (1) Comprises the sum of the balances of cash and financial investments. (2) Includes acquisition of companies less net cash and payment for the acquisition of subsidiaries. (3) Involves the acquisition of property, plant and equipment and the acquisition of intangible assets. (4) Income and payment of loans and financing, lease payments, advance for future capital increase, financial charges, capital reserve and exchange variation on cash and cash equivalents. (5) For the calculation of the adjusted net cash, we highlight the total leasing from gross debt, resulting from IFRS16, and the net earn-out of accounts payable for acquisitions, excluding the portion retained for possible contingencies.

11

Attachment I – income statement

BRL ‘000	2Q20	2Q19	YoY	1Q20	QoQ	1H20	1H19	Δ%
Total recurring revenue	213,130	188,201	13.2%	202,176	5.4%	415,306	368,716	12.6%
Subscription revenue	207,801	178,246	16.6%	196,284	5.9%	404,085	348,016	16.1%
Royalties	5,330	9,954	-46.5%	5,892	-9.5%	11,221	20,700	-45.8%
Consulting service revenue	33,163	30,794	7.7%	35,481	-6.5%	68,644	52,770	30.1%
Gross operating revenues	246,294	218,995	12.5%	237,657	3.6%	483,951	421,486	14.8%
Sales taxes¹	(24,468)	(21,880)	11.8%	(23,743)	3.1%	(48,211)	(41,629)	15.8%
Cancellations and rebates	(8,374)	(4,464)	87.6%	(5,383)	55.6%	(13,757)	(10,401)	32.3%
Net operating revenues	213,451	192,651	10.8%	208,531	2.4%	421,982	369,456	14.2%
Cost of services provided	(65,809)	(63,417)	3.8%	(72,836)	-9.6%	(138,645)	(123,416)	12.3%
Gross profit	147,642	129,234	14.2%	135,695	8.8%	283,337	246,040	15.2%
Operating expenses	(137,070)	(104,823)	30.8%	(134,713)	1.7%	(271,783)	(196,292)	38.5%
General and administrative expenses	(68,579)	(55,049)	24.6%	(65,500)	4.7%	(134,079)	(99,011)	35.4%
Selling expenses	(39,088)	(36,081)	8.3%	(36,697)	6.5%	(75,785)	(71,406)	6.1%
Research and development	(25,143)	(20,113)	25.0%	(29,552)	-14.9%	(54,695)	(38,485)	42.1%
Other operating revenues (expenses)	(4,260)	6,420	n.a.	(2,964)	43.7%	(7,224)	12,610	n.a.
Income before financial income (expenses) and taxes	10,572	24,411	-56.7%	982	976.7%	11,554	49,748	-76.8%
Net financial result	(4,025)	(8,724)	-53.9%	(9,169)	-56.1%	(13,194)	(10,488)	25.8%
Financial revenues	8,965	8,655	3.6%	12,622	-29.0%	21,587	20,522	5.2%
Financial expenses	(12,990)	(17,379)	-25.3%	(21,791)	-40.4%	(34,781)	(31,010)	12.2%
Income (loss) before taxes	6,547	15,687	-58.3%	(8,187)	n.a.	(1,640)	39,260	n.a.
Deferred income and social contribution taxes	(1,179)	(609)	93.6%	2,707	n.a.	1,528	(4,977)	n.a.
Current income and social contribution taxes	(2,566)	(2,610)	-1.7%	(3,574)	-28.2%	(6,140)	(4,635)	32.5%
Net income (loss)	2,802	12,468	-77.5%	(9,054)	n.a.	(6,252)	29,648	n.a.

1- Social integration program – PIS, Social security financing contribution – COFINS, Service tax – ISS, INSS and others.

12

Attachment II – balance sheet

Assets (BRL ‘000)	06/30/2020	12/31/2019
Cash and cash equivalents	43,076	75,898
Short-term interest earnings bank deposits	571,716	902,289
Accounts receivable	322,313	276,626
Recoverable taxes	31,778	22,648
Other receivables	41,740	22,509
Current assets	1,010,623	1,299,970

Long-term interest earnings bank deposits	15,432	2,073
Accounts receivable in the long term	14,530	11,485
Recoverable taxes	5,516	5,166
Deferred taxes	3,152	3,357
Other credits	22,908	26,338
Long-term assets	61,538	48,419

Property, plant and equipment	104,562	82,201
Intangible assets	1,196,973	1,009,314
Right of use	110,449	124,039
Non-current assets	1,473,522	1,263,973

Total Assets	2,484,145	2,563,943

Liabilities + Shareholders equity (BRL ‘000)	06/30/2020	12/31/2019
Suppliers	29,696	24,007
Loans and financing	54,550	40,836
Leasing	40,734	47,478
Labor obligations	78,772	51,080
Taxes and contribution payable	19,930	23,127
Income and social contribution taxes	4,696	3,823
Accounts payable from acquisition of subsidiaries	69,098	43,432
Deferred revenue	28,909	36,360
Anticipation of dividends	86	9,719
Other liabilities	113,383	89,985
Current liabilities	439,854	369,847

Loans and financing	147,090	168,937
Leasing	68,476	78,604
Labor obligations	1,822	1,977
Accounts payable from acquisition of subsidiaries	37,377	39,637
Deferred tax liabilities	83,112	84,206
Advance for future capital increase	300	-
Deferred revenue	4,016	6,434
Provision for contingencies	20,201	19,588
Other liabilities	2,011	4,869
Non-current liabilities	364,405	404,252

Social capital	645,447	645,447
Capital reserve	1,151,076	1,165,605
Retained earnings	(312,468)	(225,954)
Profit reserve	201,848	200,596
Net income (loss)	(6,252)	-
Proposed additional dividends	-	10,281
Others comprehensive income	235	(6,131)
Total Shareholders’ Equity	1,679,886	1,789,844

Total Liabilities + Shareholders’ equity	2,484,145	2,563,943

13

ATTACHMENT III – TOTAL CASH FLOW¹

BRL ‘000	2Q20	2Q19	1Q20	1H20	1H19
Cash flows from operating activities
Net income (loss) for the period	2,802	12,468	(9,054)	(6,252)	29,648
Adjustments to reconciliate net income to cash provided by operating activities
Depreciation and amortization	37,412	31,590	36,181	73,593	55,938
Addition to allowance for loan losses	2,919	(621)	2,292	5,211	(92)
Addition (reversal) of adjustment to present value	1,571	1,869	1,484	3,055	3,400
Stock option plan	(2,824)	7,693	1,780	(1,044)	9,990
Financial charges	5,269	9,494	12,185	17,454	17,136
Losses (gains) on write-off/disposal of assets	1,641	867	80	1,721	1,296
Deferred taxes	1,179	609	(2,707)	(1,528)	4,977
Current taxes	2,566	2,610	3,574	6,140	4,635
Other operating revenues / Earn-out	(2,104)	(8,941)	(161)	(2,265)	(18,173)
Provision for contingency	297	451	316	613	1,785
Effect of hyperinflation (IAS 29)	(563)	(194)	2,517	1,954	325
Increase (decrease) in assets
Trade accounts receivable	(69,307)	(34,315)	16,318	(52,989)	(40,439)
Inventory	-	-	-	-	-
Recoverable taxes	(6,651)	1,262	(2,829)	(9,480)	4,677
Other credits and judicial deposits	(21,413)	10,318	13,061	(8,352)	1,297
Increase (decrease) in liabilities
Suppliers	6,315	579	(6,494)	(179)	(677)
Labor obligations	23,075	9,845	4,184	27,259	20,552
Taxes and contributions payable	6,400	(3,906)	(14,514)	(8,114)	(6,029)
Deferred income	(4,394)	(5,918)	(5,475)	(9,869)	(10,399)
Other accounts payable	30,737	7,197	(29,402)	1,335	16,314
Income and social contribution taxes paid	(507)	(1,225)	(1,802)	(2,309)	(2,318)
Net cash provided by operating activities	14,420	41,732	21,534	35,954	93,843
Cash flows from investing activities
Acquisition of PP&E	(15,006)	(4,912)	(6,012)	(21,018)	(9,682)
Acquisition of intangible assets	(18,570)	(42,359)	(20,580)	(39,150)	(60,801)
Acquisition of subsidiaries, net of cash	-	(73,885)	(129,909)	(129,909)	(73,885)
Net cash used in investing activities	(33,576)	(121,156)	(156,501)	(190,077)	(144,368)
Cash flows from financing activities
Payments of principal from loans and financing	12	(7,274)	(10,356)	(10,344)	(21,169)
Leasing payments	(3,857)	(6,784)	(31,520)	(35,377)	(6,784)
Pre-payments for right of use	-	-	-	-	-
Advance for future capital increase	-	-	300	300	-
Financial charges paid	-	(6,132)	(5,475)	(5,475)	(9,983)
Payment of accounts payable from acquisitions of subsidiaries	(16,969)	(13,412)	(18,672)	(35,641)	(24,093)
Dividends paid	(19,914)	(25,000)	-	(19,914)	(25,000)
Capital increase	-	156,618	-	-	156,980
Goodwill on subscription of shares	-	674,982	-	-	674,982
Treasury shares	(55,440)	-	(44,559)	(99,999)	-
Expenses with issuance of shares	-	(31,293)	-	-	(31,293)
Net cash used in financing activities	(96,168)	741,705	(110,282)	(206,450)	713,640
Exchange variation on cash and cash equivalents	3,436	(53)	7,101	10,537	(927)
Decrease in cash and cash equivalents	(111,888)	662,228	(238,148)	(350,036)	662,188
Statement of decrease in cash and cash equivalents
At the beginning of the period	742,112	463,184	980,260	980,260	463,224
At the end of the period	630,224	1,125,412	742,112	630,224	1,125,412
Decrease in cash and cash equivalents	(111,888)	662,228	(238,148)	(350,036)	662,188

Notes: (1) The total cash flow consolidates the cash balance and financial investments for managerial purposes. Therefore, it is not an accounting view of the statement. (2) The difference between the "Recoverable taxes" and "Exchange variation on cash and cash equivalents" lines between the "Total Cash Flow" and "Cash Flow and Equivalents" is due to the fact that we consider 100% of the balance of Financial Investments as “Cash and cash equivalents”, resulting in the effect on the movement of the lines mentioned above.

14

Attachment IV – Cash flow

BRL ‘000	2Q20	2Q19	1Q20	1H20	1H19
Cash flows from operating activities
Net (loss) income for the period	2,802	12,468	(9,054)	(6,252)	29,648
Adjustments to reconciliate net income to cash provided by operating activities
Depreciation and amortization	37,412	31,590	36,181	73,593	55,938
Addition to allowance for loan losses	2,919	(621)	2,292	5,211	(92)
Addition (reversal) of adjustment to present value	1,571	1,869	1,484	3,055	3,400
Stock option plan	(2,824)	7,693	1,780	(1,044)	9,990
Financial charges	5,269	9,494	12,185	17,454	17,136
Losses (gains) on write-off/disposal of assets	1,641	867	80	1,721	1,296
Deferred taxes	1,179	609	(2,707)	(1,528)	4,977
Current taxes	2,566	2,610	3,574	6,140	4,635
Interest earnings from bank deposits	(4,175)	(5,896)	(7,024)	(11,199)	(12,422)
Other operating revenues / Earn-out	(2,104)	(8,941)	(161)	(2,265)	(18,173)
Provision for contingency	297	451	316	613	1,785
Effect of hyperinflation (IAS 29)	(563)	(194)	2,517	1,954	325
Increase (decrease) in assets
Trade accounts receivable	(69,307)	(34,315)	16,318	(52,989)	(40,439)
Recoverable taxes	(4,989)	1,262	(1,937)	(6,926)	4,677
Other credits and judicial deposits	(21,413)	10,318	13,061	(8,352)	1,297
Increase (decrease) in liabilities
Suppliers	6,315	579	(6,494)	(179)	(677)
Labor obligations	23,075	9,845	4,184	27,259	20,552
Taxes and contributions payable	6,400	(3,906)	(14,514)	(8,114)	(6,029)
Deferred income	(4,394)	(5,918)	(5,475)	(9,869)	(10,399)
Income and social contribution taxes paid	(507)	(1,225)	(1,802)	(2,309)	(2,318)
Other accounts payable	30,737	7,197	(29,402)	1,335	16,314
Net cash provided by operating activities	11,907	35,836	15,402	27,309	81,421
Cash flows from investing activities
Acquisition of PP&E	(15,006)	(4,912)	(6,012)	(21,018)	(9,682)
Acquisition of intangible assets	(18,570)	(42,359)	(20,580)	(39,150)	(60,801)
Acquisition of subsidiaries, net of cash and cash equivalents acquired	-	(73,885)	(129,909)	(129,909)	(73,885)
Financial investments	(123,738)	(117,623)	(150,977)	(274,715)	(235,137)
Redemption of interest and financial investments	214,871	245,000	385,990	600,861	369,175
Net cash used in investing activities	57,557	6,221	78,512	136,069	(10,330)
Cash flows from financing activities
Payments of principal from loans and financing	12	(7,274)	(10,356)	(10,344)	(21,169)
Leasing payments	(3,857)	(6,784)	(31,520)	(35,377)	(6,784)
Advance for future capital increase	-	-	300	300	-
Financial charges paid	-	(6,132)	(5,475)	(5,475)	(9,983)
Payments for acquisition of subsidiaries	(16,969)	(13,412)	(18,672)	(35,641)	(24,093)
Dividends paid	(19,914)	(25,000)	-	(19,914)	(25,000)
Capital increase	-	156,618	-	-	156,980
Goodwill on subscription of shares	-	674,982	-	-	674,982
Treasury shares	(55,440)	-	(44,559)	(99,999)	-
Expenses with issuance of shares	-	(31,293)	-	-	(31,293)
Net cash used in financing activities	(96,168)	741,705	(110,282)	(206,450)	713,640
Exchange variation on cash and cash equivalents	3,436	(53)	6,814	10,250	(927)
Decrease in cash and cash equivalents	(23,268)	783,709	(9,554)	(32,822)	783,804
Statement of decrease in cash and cash equivalents
At the beginning of the period	66,344	49,945	75,898	75,898	49,850
At the end of the period	43,076	833,654	66,344	43,076	833,654
Decrease in cash and cash equivalents	(23,268)	783,709	(9,554)	(32,822)	783,804

15

ATTACHMENT V – Acquisition and Fiscal Goodwill Amortization schedule

Quarter	BRL	Quarter	BRL
3Q20	(7,336,829)	3Q20	(14,732,974)
4Q20	(6,918,657)	4Q20	(14,732,974)
1Q21	(6,709,827)	1Q21	(14,658,021)
2Q21	(6,679,495)	2Q21	(13,965,521)
3Q21	(6,529,086)	3Q21	(13,619,271)
4Q21	(6,134,717)	4Q21	(13,619,271)
1Q22	(5,816,138)	1Q22	(13,619,271)
2Q22	(5,787,406)	2Q22	(13,619,271)
3Q22	(5,592,772)	3Q22	(12,477,478)
4Q22	(4,864,132)	4Q22	(12,477,478)
1Q23	(3,999,948)	1Q23	(10,973,158)
2Q23	(3,609,454)	2Q23	(9,632,707)
3Q23	(2,986,971)	3Q23	(8,420,132)
4Q23	(2,826,205)	4Q23	(7,019,964)
1Q24	(2,826,205)	1Q24	(6,724,841)
2Q24	(2,374,425)	2Q24	(4,165,531)
3Q24	(1,786,567)	3Q24	(4,165,531)
4Q24	(1,266,582)	4Q24	(2,386,916)
1Q25	(1,096,822)	1Q25	(1,959,099)
2Q25	(1,006,458)	2Q25	(1,103,466)
3Q25	(1,006,458)	3Q25	(1,103,466)
4Q25	(1,006,458)	4Q25	(367,822)
1Q26	(1,006,458)	1Q26	-
2Q26	(1,006,458)	2Q26	-
3Q26	(817,227)	3Q26	-
4Q26	(776,293)	4Q26	-

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GLossARY

Delivery app: Personalized delivery through the integration of the establishment's delivery application and its e-commerce platform, offering the consumer an omnichannel experience.

EBITDA: we calculate EBITDA as net income plus: (1) net financial result; (2) income tax and social contribution and (3) depreciation and amortization. Since our calculation of EBITDA does not consider net financial result, income tax and social contribution and depreciation and amortization, EBITDA serves as an indicator of our overall financial performance, which is not affected by changes in interest rates, income or social contribution tax rates or levels of depreciation and amortization. Consequently, we believe that EBITDA, when considered in conjunction with other accounting and financial information available, serves as a comparative tool to measure our operating performance, as well as to guide certain administrative decisions. We believe that EBITDA provides the reader with a better understanding not only of our financial performance, but also on our ability to pay interest and principal on our debt and to incur additional debt to finance our capital expenditures and our working capital. We calculate EBITDA and EBITDA margin in accordance with CVM rules. For the sake of comparability, on Adjusted EBITDA we highlight from EBITDA non-recurring expenses during the period.

Gateway: online gateway for payments in e-commerce.

Lei do Bem: Law 11,196/05 - we benefit from tax incentives for technological research and development of technological innovations, provided by Law 11,196 of 2005, known as the Lei do Bem. Among the benefits that we enjoy is accelerated depreciation, by deduction as a cost or an operating expense in the computation period in which they are made, the expenditures related exclusively to technological research and technological innovation development, which explains a large part of our expenditures in depreciation and amortization. We also benefit from the deduction, for purposes of calculating net income, of the sum of expenditures made during the period in technological research and technological innovation development, classified as operating expenses by legislation on Corporate Income Tax.

Payment Link: Enables retailers to offer customers a secure link to pay for their purchases via messaging applications. The tool is fully integrated with the retailer's POS, eliminating the need for a website to make non-face-to-face sale.

Linx Digital or Digital: convergence of all channels used by the company with its customer, integrating the customer experience between online and offline world. In the case of Linx, it concentrates Linx Omni (OMS), Linx Commerce (the ecommerce platform) and Linx Impulse (search, recommendation, reengagement and retargeting tools).

Linx Pay Hub, Pay Hub or financial services: it involves initiatives such as TEF, Linx Pay (sub-acquiring), Linx Antecipa (prepayment of receivables), QR Linx, and new products aligned to the strategic positioning of Linx in this area.

EBITDA margin: we calculate the EBITDA margin by dividing EBITDA for the period by net operating revenue for the same period.

OMS: by using Linx Omni OMS technology, retailers can meet orders originating from any channel, regardless of where the product is located. Our OMS product offers multi-channel purchasing processes that integrate stores, franchises and distribution centers, thereby providing a single channel for our customers that decreases inventory shortage, generates more consumer traffic and increased sales. Our OMS product is divided into two modules:

• Omni OMS: A smart cloud-based suite of communication channels facilitates the interaction between business operations and applicable tax and accounting regulations. The Omni OMS module is responsible for integrating all systems associated with the OMS, such as the retailer's ERP, customer service, logistics, ecommerce platform and mobile solutions, among others.

• Omni in-store: This module is connected to a physical store's POS software, helping transform the store into a distribution center. The instore module allows the store operator to confirm that a customer has placed an order and monitor the necessary steps to ship or reserve the product, including choice of packaging, labeling, separation for pickup and interaction with the carrier for delivery, among others.

Through our OMS product, retailers can manage the following functionalities: ship from store, ship to home, ship to store, pick-up in store, click & collect, return in store, showrooming.

IDC study: hired annually by Linx since 2012, IDC (International Data Corporation) provides an overview of the Brazilian retail software market. As a methodology, internal IDC studies and interviews with several market players are used. Founded in 1964, IDC is a wholly owned subsidiary of the International Data Group (IDG), the world's leading media, data and marketing services company, which activates and engages the most influential technology buyers.

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Consulting service revenue: revenue from implementation services of our solutions, including installation, customization, training and other services related to our products. These revenue components are characterized by their one-time or non-recurring nature. Consulting service revenue are recognized on our statement of income when delivered, in the case of installation, customization and training. If the amount billed exceeds the services performed for any given period, the difference is presented as deferred revenues on the statement of financial position.

Total recurring revenue: comprises revenue from monthly subscription fees that we charge our customers (1) for using our software; and (2) the fees we charge for ongoing technical support, helpdesk services, software hosting services, support teams and connectivity services. The fees in (1) and (2), above, are charged together in a single contract, with an average duration of twelve months, subject to automatic renewal. Subscription-related revenues are non-refundable and are paid monthly. Subscription revenues are reported as they are performed, beginning on the date the service is made available to customers and all other income recognition criteria have been identified. Subscription revenues for services made available to customers in 2017 and 2016 have been recognized since the beginning of the service. Since the adoption of IFRS 15, the fee is recognized over the average time the service is offered to the customer. Most of the revenue derives from customers' monthly use of services.

SaaS (Software as a Service): cloud-based solutions that have a recurring subscription revenue model. Examples of SaaS solutions include ERP software in the cloud, Electronic Funds Transfer (TEF), Electronic Fiscal Receipt (NFC-e), OMS, advertising and re-engagement.

Customer retention rate: is the rate at which billings from existing subscribed customers at the beginning of the period continue as billings during the end of such applicable period not adjusted for (x) any increases or decreases in billings for pricing changes or (y) additional products or services provided to these existing subscribed customers.

TEF: electronic funds transfer is a middleware between POS (point of sale) software and the retail acquirer that allows our customers to direct credit and debit card transactions to their merchant acquirer of choice (credit and debit card processor), among other functionalities. This entirely electronic payment solution is also fully integrated with our ERP (enterprise resource planning) software. Through TEF, we have a unique opportunity to capture a significant volume of debit and credit card transactions pass through the cloud gateways managed by Linx. We actively seek to expand our electronic payment mechanisms. With the increase in debit and credit card transactions, as well as the adoption of cloud-based software, the importance of and demand for these solutions has increased. We offer TEF services as a complementary solution to our software solutions and our primary strategy is on cross-selling to our existing customer base. Customers using our TEF solutions may experience improved performance, stability and availability of our other software solutions.

Forward-looking statements

This earnings release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, priorities, plans or intentions. Forward-looking statements in this release include, but are not limited to, statements regarding our future profitability and timing for profitability, our future financial and operating performance, including our outlook for the full year of 2020, demand for our products and services and the markets in which we operate and the future of our industry. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks regarding our ability to forecast our business, our competition, fluctuations in the markets in which we operate, our ability to attract and retain customers and our partner relationships. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission (“SEC”). The forward-looking statements in this release are based on information available to us as of the date hereof, and we disclaim any obligation to update any forward-looking statements, except as required by law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer